First Investors Funds

40 Wall Street

New York, NY 10005

August 28, 2015

VIA EDGAR

Ms. Christina DiAngelo Fettig

Senior Staff Accountant U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: First Investors Equity Funds (File Nos. 033-46924 and 811-06618), First Investors Income Funds (File Nos. 002-89287 and 811-03967) and First Investors Tax Exempt Funds (File Nos. 002-82572 and 811-03690) (each, a "Registrant" and together, the "Registrants")

Dear Ms. DiAngelo Fettig:

On behalf of the above referenced Registrants, the following are responses to the Staff's comments that you provided telephonically on June 19, 2015 regarding certain filings by the Registrants. Each comment is set forth below, followed by the Registrants' response to the comment.

Each Registrant acknowledges that, as requested by the Staff: (1) it is responsible for the adequacy and accuracy of disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments

                    Returns of Benchmarks

Consider adding the benchmark returns to the Average Annual Total Returns tables in the Cumulative Performance Information sections of the Registrants' shareholder reports.

                    Response: While not required, the Registrants will consider providing the benchmark returns in future reports.

Fund Expenses Example Tables

Confirm the calculation of the expense amounts for the Advisor Class Shares of the Total Return, Equity Income, Growth & Income, Global and Select Growth Funds shown in the annual report dated September 30, 2014.

Response: Management confirms that the reported expense amounts are accurate.

Please note that annualizing the first six months' expense ratios for these Funds and combining them to the ratios in the expense examples will average above the expense ratios in the annual report due to the considerable increase in the assets in the Advisor Class of these Funds during the second half of the year. The Funds' assets in the Advisor Class averaged $1,197 for the first six months in the period, $45,260,104 in the last six months and $22,692,649 for the entire fiscal year.

Diversification

Consider disclosing in the Significant Accounting Policies Note in each report which funds are diversified and which are not.

Response: The Registrants will include this disclosure in future reports.

Expense Limitation Agreements

Foregoing Limits

With regard to expense limitation agreements between any of the Registrants and First Investors Management Company, Inc. (the "Adviser"), as disclosed in the Advisory Fee and Other Transactions with Affiliates Note in the Registrants' Shareholder Reports, confirm that the "foregoing limits" described mean that the repayment would not cause the current expense ratio to exceed the expense ratio in place when the expenses were waived or assumed.

Response: The Registrants confirm that, pursuant to the expense limitation agreements in place, a repayment to the Adviser would not cause the current expense ratio to exceed the expense ratio in place when the expenses were waived or assumed. The Registrants will include this disclosure in future shareholder reports and add it to the next annual updates to the registration statements.

Aging Schedule

                    Consider providing an aging schedule by year of the expenses subject to recapture under an expense limitation agreement.

Response: The Registrants will include this disclosure in future shareholder reports.

Repayment of Fees Waived

Regarding the repayment of $111 and $278 by the Income Funds and Equity Funds, respectively, for transfer agency fees waived by the transfer agent as shown on page 238 of the September 30, 2014 annual report, confirm that the repayment was disclosed.

Response: The repayment was included in the Statement of Operations and netted against the Funds' shareholder servicing costs because of the small amount of the repayments. The Registrants will disclose such repayments separately in the Statement of Operations in future shareholder reports.

Fee Table Inclusion of Expenses Recaptured in the Prospectus

Include in the fee table of the prospectus a separate line item for expenses recaptured under expense limitation agreements similar to the way in which fee waivers are shown.

Response: Registrants will provide such disclosure in the next annual update to the Registrants' registration statements to the extent that such recaptured expenses are equal to or exceed one basis point.

Tax Components of Capital and Distributions to Shareholders

Disclose the amount of capital loss carryovers that were utilized during the period.

Response: The Registrants will provide this information going forward in the shareholder reports.

Effect of Derivatives Disclosure in the Notes to Financial Statements

For funds investing in derivatives, please provide more specificity in the Notes to Financial Statements related to why a Fund invested in derivatives during the period.

Response: The Registrants currently specify in the Notes to Financial Statements the type of derivatives a Fund may use. The Registrants will include additional disclosure in the Notes to Financial Statements of future shareholder reports related to why a Fund invested in derivatives during the period.

Amended Certified Filings

If filing an amended filing with an attached certification, the certification must be amended to the current filing date.

Response: The Registrant will provide an amended certification in the event of future amended filings.

Comments to Individual Funds

Government Fund

As of September 30, 2014, Government Fund's investments in residential mortgage-backed securities amounted to 70.7% of net assets. Does the Fund have a concentration policy to invest in mortgage-backed securities? Is appropriate risk of investing in mortgage-backed securities included in the prospectus?

Response: The prospectus for the Government Fund states that the Government Fund must invest at least 80% of its net assets, including any borrowings for investment purposes, in securities issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalities ("U.S. Government Securities"), and further states that U.S. Government Securities may include mortgage-backed securities. The Government Fund's fundamental investment policy with respect to concentration states that "[The Fund] may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry." The mortgage-backed securities in which the Government Fund invests are issued by U.S. Government agencies such as Fannie Mae and are therefore excepted for purposes of determining if the Government Fund concentrates in a particular industry. Disclosure of the principal risks of the Fund, including the risks of mortgage-backed securities, is included in the Government Fund's prospectus, particularly for mortgage-backed securities under "Credit Risk" and "Prepayment and Extension Risk". However, the Registrant will review the disclosure in the prospectus to determine if additional disclosure would be helpful for the next annual update to the Registration Statement.

Investment Grade Fund

As of September 30, 2014, Investment Grade Fund had 43% of its net assets invested in the financial sector. Does the Fund have disclosure of the risk of investing in financials in its prospectus? Can this be broken down further to demonstrate that this does not constitute a concentration?

Response: The Investment Grade Fund does not have a fundamental policy to concentrate in any one industry. We note initially that financials constitute a sector, not an industry. The September 30, 2014 annual report for the Investment Grade Fund shows the following breakdown in the portfolio of investments for the financial sector: Financial Services at 16.8%, Financials at 19.5% and Real Estate Investment Trusts at 4.7%. (Please note that this does not equal the total of 43.1% in the financial sector set forth in the annual report as the sector breakdown is based on invested assets and the portfolio of investments is based on net assets.) Therefore, we believe that the annual report appropriately discloses a breakdown within the financial sector. We believe that the risks of investing in financials are appropriately captured in the principal risks of the Fund as disclosed in the prospectus. However, we will review the Fund's portfolio holdings and consider whether it is appropriate to add sector risk to the next annual update of the registration statement for the Investment Grade Fund.

Floating Rate Fund

The Fund provides the interest rate in effect for the floating rate loans in which it is invested as of the report date. Consider disclosing the terms of the loans and any floors associated with the base rates.

Response: The Registrant will consider including certain additional information in future reports on floating rate loans to the extent such information is reasonably available.

Global and International Funds

Consider disclosing transfers between Level 1 and Level 2 of the three-tier hierarchy of inputs.

Response: Since the only transfers between Level 1 and Level 2 were due to the fair valuation of foreign securities when the daily movement in U.S. securities markets exceeded a predetermined trigger level or if a foreign market was closed, Registrants did not disclose the transfers.

Limited Duration High Quality Bond and Government Funds

Verify the aggregate cost and appreciation/depreciation amounts reported for the Limited Duration High Quality Bond and Government Funds in Note 2 on page 233 of the September 30, 2014 annual report.

Response: The aggregate cost for the Funds should have been reported as $39,894,102 and $335,505,379, respectively. The typographical error was limited to the aggregate cost amount in Note 2. The reported unrealized appreciation/depreciation amounts were correct. The aggregate cost in the Portfolio of Investments and in the Statement of Assets and Liabilities also was reported accurately.

International Opportunities Bond Fund

Expense Limitation

The Fund provides an expense limitation only on Class A shares. Explain why the waiver is only on Class A shares and was the waiver proportional to all classes.

Response: The Fund commenced operations in August 2012 and initially offered only Class A shares. The expense limitation agreement with the Adviser was entered at the time of commencement of operations. The expenses assumed under the agreement were class specific expenses. The Registrants first offered Advisor Class and Institutional Class shares in April 2013 and did not add the new classes to the existing agreement. Rather, the Adviser and the Registrants' transfer agent, an affiliate of the Adviser, entered into a separate agreement at the time that the Advisor and Institutional Class shares were offered to limit class-specific expenses of those classes.

Financial Instruments Subject to Offset

Disclose if any derivative instruments are either offset or subject to enforceable master netting arrangements.

Response: The Registrants will include this disclosure in future reports.

Derivative Disclosure

Disclose if the realized and unrealized gains/loss reported in the Statement of Operations on page 205 of the September 30, 2014 annual report is entirely from transactions in derivatives.

  Response: The net realized loss of $270,864 was reported correctly. It consists of a gain of $807,468 on investments and a loss of $1,078,332 on foreign currency transactions. The loss on derivatives amounted to $1,088,377 with a currency gain of $10,045 on interest income and foreign exchange contracts. The realized gain on derivatives in Note 7 on page 243 should have been reported as $1,088,377. While the net unrealized gain of $535,302 was reported correctly, the unrealized gain on investment and foreign currency transactions should have been reported as an unrealized loss of $385,137 and an unrealized gain of $920,439, respectively, and the change in unrealized gain in Note 7 on page 243 should have been reported as $739,042.

Volume of Derivative Activity

Disclose whether the information that is provided represent the volume of derivative transactions during the year.

Response: The Registrants will include information on the volume of the activity in derivatives in future shareholder reports.

Strategic Income Fund

Consider identifying in the financial highlights the individual fund expense ratios that include the recapture of expenses previously waived by the Adviser.

Response: The Registrants will include this disclosure going forward.

If you have any additional comments, please feel free to contact me at 732-855-2712.

Sincerely,

/s/ Joseph I. Benedek

Joseph I. Benedek

Treasurer